================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 9)*


                             McMoRan Exploration Co.
                             -----------------------
                                (Name of Issuer)


                    Common Stock, Par Value $0.01 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)


                                    582411104
                                 --------------
                                 (Cusip Number)

                               J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                 (817) 390-8500
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JUNE 18, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** All ownership percentages set forth herein assume that there are 34,700,000 shares of Stock Outstanding, as reported in the Issuer's Form 8-K filed on July 2, 2007.

================================================================================

CUSIP NO.  582411104               SCHEDULE 13D                   PAGE  2 of 34

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         Alpine Capital, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         Texas
--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER:        3,447,498(1)
NUMBER OF
UNITS                 ----------------------------------------------------------
BENEFICIALLY           8.     SHARED VOTING POWER:      -0-
OWNED BY
EACH                  ----------------------------------------------------------
REPORTING              9.     SOLE DISPOSITIVE POWER:   3,447,498(1)
PERSON
WITH                  ----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER: -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         3,447,498
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         9.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         PN
--------------------------------------------------------------------------------

-----------------
(1)  Power is exercised through its general partner, Algenpar, Inc.

CUSIP NO.  582411104               SCHEDULE 13D                   PAGE  3 of 34

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         Algenpar, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         Texas
--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER:        3,447,498(1)(2)
NUMBER OF
UNITS                 ----------------------------------------------------------
BENEFICIALLY           8.     SHARED VOTING POWER:      -0-
OWNED BY
EACH                  ----------------------------------------------------------
REPORTING              9.     SOLE DISPOSITIVE POWER:   3,447,498(1)(2)
PERSON
WITH                  ----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER: -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         3,447,498(2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         9.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         CO
--------------------------------------------------------------------------------

-------------
(1)  Power is exercised through its President, J. Taylor Crandall.
(2)  Solely in its capacity as the general partner of Alpine Capital, L.P.

CUSIP NO.  582411104               SCHEDULE 13D                   PAGE  4 of 34

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         J. Taylor Crandall
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         USA
--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER:        3,447,498(1)
NUMBER OF
UNITS                 ----------------------------------------------------------
BENEFICIALLY           8.     SHARED VOTING POWER:        851,354(2)
OWNED BY
EACH                  ----------------------------------------------------------
REPORTING              9.     SOLE DISPOSITIVE POWER:   3,447,498(1)
PERSON
WITH                  ----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER:   851,354(2)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         4,298,852(3)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         12.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         IN
--------------------------------------------------------------------------------

-----------------
(1) Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is the general partner of Alpine Capital, L.P.
(2) Solely in his capacity as a director of The Anne T. and Robert M. Bass Foundation.
(3) Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is the general partner of Alpine Capital, L.P., with respect to 3,447,498 shares of the Stock, and in his capacity as a director of The Anne T. and Robert M. Bass Foundation, with respect to 851,354 shares of the Stock.

CUSIP NO.  582411104               SCHEDULE 13D                   PAGE  5 of 34

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         The Anne T. and Robert M. Bass Foundation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         Texas
--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER:        851,354(1)
NUMBER OF
UNITS                 ----------------------------------------------------------
BENEFICIALLY           8.     SHARED VOTING POWER:      -0-
OWNED BY
EACH                  ----------------------------------------------------------
REPORTING              9.     SOLE DISPOSITIVE POWER:   851,354(1)
PERSON
WITH                  ----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER: -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         851,354
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         2.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         CO
--------------------------------------------------------------------------------

-----------------
(1) Power is exercised through its three directors, Anne T. Bass, Robert M. Bass and J. Taylor Crandall.

CUSIP NO.  582411104               SCHEDULE 13D                   PAGE  6 of 34

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         Anne T. Bass
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         USA
--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER:        -0-
NUMBER OF
UNITS                 ----------------------------------------------------------
BENEFICIALLY           8.     SHARED VOTING POWER:      851,354(1)
OWNED BY
EACH                  ----------------------------------------------------------
REPORTING              9.     SOLE DISPOSITIVE POWER:   -0-
PERSON
WITH                  ----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER: 851,354(1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         851,354(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         2.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         IN
--------------------------------------------------------------------------------

-----------------
(1) Solely in her capacity as a director of The Anne T. and Robert M. Bass Foundation.

CUSIP NO.  582411104               SCHEDULE 13D                   PAGE  7 of 34

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         Keystone Group, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         Delaware
--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER:        821,991(1)
NUMBER OF
UNITS                 ----------------------------------------------------------
BENEFICIALLY           8.     SHARED VOTING POWER:      -0-
OWNED BY
EACH                  ----------------------------------------------------------
REPORTING              9.     SOLE DISPOSITIVE POWER:   821,991(1)
PERSON
WITH                  ----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER: -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         821,991
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         2.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         PN
--------------------------------------------------------------------------------

-----------------
(1) Power is exercised through its managing general partner, Keystone MGP, LLC.

CUSIP NO.  582411104               SCHEDULE 13D                   PAGE  8 of 34

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         Keystone MGP, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         Delaware
--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER:        821,991(1)(2)
NUMBER OF
UNITS                 ----------------------------------------------------------
BENEFICIALLY           8.     SHARED VOTING POWER:      -0-
OWNED BY
EACH                  ----------------------------------------------------------
REPORTING              9.     SOLE DISPOSITIVE POWER:   821,991(1)(2)
PERSON
WITH                  ----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER: -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         821,991(2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         2.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         00
--------------------------------------------------------------------------------

-----------------
(1)  Power is exercised through its manager, Keystone Manager, LLC.
(2) Solely in its capacity as the managing general partner of Keystone Group, L.P.

CUSIP NO.  582411104               SCHEDULE 13D                   PAGE  9 of 34

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         Keystone Manger, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         Delaware
--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER:        821,991(1)(2)
NUMBER OF
UNITS                 ----------------------------------------------------------
BENEFICIALLY           8.     SHARED VOTING POWER:      -0-
OWNED BY
EACH                  ----------------------------------------------------------
REPORTING              9.     SOLE DISPOSITIVE POWER:   821,991(1)(2)
PERSON
WITH                  ----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER: -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         821,991(2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         2.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         00
--------------------------------------------------------------------------------

-----------------
1) Power is exercised through Stratton R. Heath III, who is its President and sole member.
(2) Solely in its capacity as the manager of Keystone MGP, LLC, which is the managing general partner of Keystone Group, L.P.

CUSIP NO.  582411104               SCHEDULE 13D                   PAGE 10 of 34

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         Stratton R. Heath III
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         USA
--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER:        821,991(1)
NUMBER OF
UNITS                 ----------------------------------------------------------
BENEFICIALLY           8.     SHARED VOTING POWER:      -0-
OWNED BY
EACH                  ----------------------------------------------------------
REPORTING              9.     SOLE DISPOSITIVE POWER:   821,991(1)
PERSON
WITH                  ----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER: -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         821,991(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         2.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         IN
--------------------------------------------------------------------------------

-----------------
(1) Solely in his capacity as the President and sole member of Keystone Manager, LLC, which is the manager of Keystone MGP, LLC, which is the managing general partner of Keystone Group, L.P.

USIP NO.  582411104               SCHEDULE 13D                   PAGE 11 of 34

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         Robert M. Bass
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         USA
--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER:        -0-
NUMBER OF
UNITS                 ----------------------------------------------------------
BENEFICIALLY           8.     SHARED VOTING POWER:      851,354(1)
OWNED BY
EACH                  ----------------------------------------------------------
REPORTING              9.     SOLE DISPOSITIVE POWER:   -0-
PERSON
WITH                  ----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER: 851,354(1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         851,354(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         2.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         IN
--------------------------------------------------------------------------------

-----------------
(1) Solely in his capacity as a director of The Anne T. and Robert M. Bass Foundation.

CUSIP NO.  582411104               SCHEDULE 13D                   PAGE 11 of 34


Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated December 9, 1998, as amended by Amendment No. 1 dated December 31, 1998, as amended by Amendment No. 2 dated January 25, 1999, as amended by Amendment No. 3 dated September 1, 1999, as amended by Amendment No. 4 dated October 1, 1999, as amended by Amendment No. 5 dated May 3, 2000, as amended by Amendment No. 6 dated September 10, 2001, as amended by Amendment No. 7 dated June 25, 2002, as amended by Amendment No. 8 dated July 10, 2002 (the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share (the "Stock"), of McMoRan Exploration Co. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

Item 1. SECURITY AND ISSUER.

No material change.

Item 2. IDENTITY AND BACKGROUND.

Paragraphs (b) - (c) of Item 2 hereby are partially amended by deleting paragraphs relating to Robert W. Bruce III, Susan C. Bruce, and The Robert Bruce Management Company, Inc. Defined Benefit Pension Trust, deleting the text appearing under the heading "Crandall," except for the first paragraph thereof, and adding at the end of Paragraphs (b) - (c) of Item 2 the following:

Effective June 30, 2007, Robert W. Bruce III ceased to be a general partner of Alpine Capital, L.P., and Algenpar, Inc. was the sole general partner of Alpine Capital, L.P. Effective June 30, 2007, The Robert Bruce Management Co., Inc. Defined Benefit Pension Trust, of which Robert W. Bruce III is the principal, ceased to have shared investment discretion over the shares of Stock owned by The Anne T. and Robert M. Bass Foundation.

Effective July 2005, Keystone, Inc., formerly a Texas corporation, converted to Keystone Group, L.P., a Delaware limited partnership. All references to "Keystone" in this Schedule 13D and any amendment thereto, shall refer to Keystone Group, L.P.

KEYSTONE

Keystone is a Delaware limited partnership, the principal businesses of which are investment in marketable securities, real estate investment and development, ownership and operation of oil and gas properties (through Bass Enterprises Production Co. ("BEPCO")), the ownership and operation of carbon black plants (through various partnerships) and the ownership of interests in entities engaged in a wide variety of businesses. The principal business address of Keystone, which also serves as its principal office, is 201 Main
Street, Suite 3100, Fort Worth, Texas 76012. Keystone MGP, LLC, a Delaware limited liability company ("Keystone MGP"), is the managing general partner of Keystone. The Anne T. and Robert M. Bass Management Trust is the sole member of Keystone MGP.

CUSIP NO.  582411104               SCHEDULE 13D                   PAGE 12 of 34


Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of the managing general partner of Keystone and each person who controls such managing general partner are as follows:

--------------------------------------------------------------------------------------------------------------
           NAME                  RESIDENCE OR BUSINESS ADDRESS          PRINCIPAL OCCUPATION OR EMPLOYMENT
--------------------------------------------------------------------------------------------------------------
Keystone MGP, LLC                201 Main Street, Suite 3100            Managing General Partner of Keystone
                                 Fort Worth, Texas 76102
--------------------------------------------------------------------------------------------------------------
Keystone Manager, LLC            201 Main Street, Suite 3100            Manager of Keystone MGP
                                 Fort Worth, Texas 76102
--------------------------------------------------------------------------------------------------------------

KEYSTONE MGP

Keystone MGP is a Delaware limited liability company, the principal business of which is to act as the managing general partner of Keystone. The principal business address of Keystone MGP, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Keystone Manager, LLC, a Delaware limited liability company ("Keystone Manager"), is the manager of Keystone MGP.

Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer, and controlling person of Keystone MGP are as follows:

--------------------------------------------------------------------------------------------------------------
         NAME                    RESIDENCE OR BUSINESS ADDRESS          PRINCIPAL OCCUPATION OR EMPLOYMENT
--------------------------------------------------------------------------------------------------------------
Keystone Manager, LLC            201 Main Street, Suite 3100            Manager of Keystone MGP
                                 Fort Worth, Texas 76102
--------------------------------------------------------------------------------------------------------------
Robert M. Bass                   201 Main Street, Suite 3100            President of Keystone MGP
                                 Fort Worth, Texas 76102
--------------------------------------------------------------------------------------------------------------
Stratton R. Heath III            201 Main Street, Suite 3100            Vice President and Chief Financial
                                 Fort Worth, Texas 76102                Officer of Keystone MGP and
                                                                        President, sole member, and Director
                                                                        of Keystone Manager
--------------------------------------------------------------------------------------------------------------
Thomas W. White                  201 Main Street, Suite 3100            Vice President / Secretary of each
                                 Fort Worth, Texas 76102                of  Keystone MGP and Keystone
                                                                        Manager and Vice President /
                                                                        Controller of BEPCO
--------------------------------------------------------------------------------------------------------------
John H. Fant                     201 Main Street, Suite 3100            Vice President / Assistant Secretary
                                 Fort Worth, Texas 76102                and Director of Keystone Manager
--------------------------------------------------------------------------------------------------------------
Kevin G. Levy                    201 Main Street, Suite 3100            Vice President / Assistant Secretary
                                 Fort Worth, Texas 76102                and Director of Keystone Manager
--------------------------------------------------------------------------------------------------------------

CUSIP NO.  582411104               SCHEDULE 13D                   PAGE 13 of 34


Paragraphs (d) and (e) of Item 2

No material change.

Paragraph (f) of Item 2 hereby is partially amended by adding at the end of Paragraph (f) of Item 2 the following:

Keystone MGP and Keystone Manager are both Delaware limited liability companies. Each of Stratton R. Heath III ("S. Heath"), Thomas W. White ("T. White"), John H. Fant ("J. Fant"), and Kevin G. Levy ("K. Levy") is a citizen of the United States.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

The source and amount of the funds used by the Reporting Persons to purchase shares of the Stock are as follows:

------------------------------------------------------------------------------------------------
REPORTING PERSON                   SOURCE OF FUNDS                        AMOUNT OF FUNDS
------------------------------------------------------------------------------------------------
Alpine                             Working Capital (1)(2)                 $5,250,000.00 (2)
------------------------------------------------------------------------------------------------
Algenpar                           Not Applicable                         Not Applicable
------------------------------------------------------------------------------------------------
Crandall                           Not Applicable                         Not Applicable
------------------------------------------------------------------------------------------------
Foundation                         Working Capital (1)                    $2,072,567.93
------------------------------------------------------------------------------------------------
A. Bass                            Not Applicable                         Not Applicable
------------------------------------------------------------------------------------------------
Keystone                           Working Capital (1)(3)                 $2,465,682.94 (3)
------------------------------------------------------------------------------------------------
Keystone MGP                       Not Applicable                         Not Applicable
------------------------------------------------------------------------------------------------
Keystone Manager                   Not Applicable                         Not Applicable
------------------------------------------------------------------------------------------------
R. Bass                            Not Applicable                         Not Applicable
------------------------------------------------------------------------------------------------
S. Heath                           Not Applicable                         Not Applicable
------------------------------------------------------------------------------------------------
T. White                           Not Applicable                         Not Applicable
------------------------------------------------------------------------------------------------
J. Fant                            Not Applicable                         Not Applicable
------------------------------------------------------------------------------------------------
K. Levy                            Not Applicable                         Not Applicable
------------------------------------------------------------------------------------------------

(1) As used herein, the term "Working Capital" includes income from the business operations of an entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading, or voting the shares.

CUSIP NO.  582411104               SCHEDULE 13D                   PAGE 14 of 34


(2) In addition, Alpine received 1,835,123 shares of the Stock in connection with the November 18, 1998 formation of McMoRan Exploration Co. by a combination of Freeport-McMoRan Sulphur Inc. and McMoRan Oil & Gas Co.

(3) In addition, Keystone acquired 357,615 shares of the Stock in connection with the November 18, 1998 formation of McMoRan Exploration Co. by a combination of Freeport-McMoRan Sulphur Inc. and McMoRan Oil & Gas Co.

Item 4. PURPOSE OF TRANSACTION.

No material change.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b) and 5(c) are hereby amended and restated in their entirety as follows:

(a)

In accordance with the the terms of the Issuer's 5% convertible preferred stock (the "Preferred Stock"), on June 18, 2007, the Reporting Persons converted all of the shares of Preferred Stock beneficially owned by the Reporting Persons into the Issuer's common stock at a rate of 5.1975 shares of common stock per share of Preferred Stock.

All ownership percentages set forth herein assume that there are 34,700,000 shares of Stock outstanding, as reported in the Issuer's Form 8-K filed on July 2, 2007.

ALPINE

The aggregate number of shares of the Stock that Alpine owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 3,447,498, which constitutes approximately 9.9% of the total number of shares of the Stock outstanding.

ALGENPAR

Because of its position as the general partner of Alpine, Algenpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,447,498 shares of the Stock, which constitutes approximately 9.9% of the total number of shares of the Stock outstanding.

CRANDALL

Because of his positions as President and sole stockholder of Algenpar, the general partner of Alpine, and as a director of the Foundation, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,298,852 shares of the Stock, which constitutes approximately 12.4% of the total number of shares of the Stock outstanding.

CUSIP NO.  582411104               SCHEDULE 13D                   PAGE 15 of 34


FOUNDATION

The aggregate number of shares of the Stock that Foundation owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 851,354 shares of the Stock, which constitutes approximately 2.5% of the total number of shares of the Stock outstanding.

A. BASS

Because of her position as a director of Foundation, A. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 851,354 shares of the Stock, which constitutes approximately 2.5% of the total number of shares of the Stock outstanding.

KEYSTONE

The aggregate number of shares of the Stock that Keystone owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 821,991, which constitutes approximately 2.4% of the total number of shares of the Stock outstanding.

KEYSTONE MGP

Because of its position as managing general partner of Keystone, Keystone MGP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 821,991 shares of the Stock, which constitutes approximately 2.4% of the total number of shares of the Stock outstanding.

KEYSTONE MANAGER

Because of its position as the manager of Keystone MGP, which is the managing general partner of Keystone, Keystone Manager may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 821,991 shares of the Stock, which constitutes approximately 2.4% of the total number of shares of the Stock outstanding.

R. BASS

Because of his position as a director of Foundation, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 851,354 shares of the Stock, which constitutes approximately 2.5% of the total number of shares of the Stock outstanding.

S. HEATH

Because of his position as the President and sole member of Keystone Manager, which is manager of Keystone MGP, which is the managing general partner of Keystone, S. Heath may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 821,991 shares of the Stock, which constitutes approximately 2.4% of the total number of shares of the Stock outstanding.

CUSIP NO.  582411104               SCHEDULE 13D                   PAGE 16 of 34


To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(b)

ALPINE

Acting through its general partner, Alpine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,447,498 shares of the Stock.

ALGENPAR

As the general partner of Alpine, Algenpar has sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,447,498 shares of the Stock.

CRANDALL

As the President and sole stockholder of Algenpar, which is the general partner of Alpine, Crandall has sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,447,498 shares of the Stock. As one of three directors of Foundation, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 851,354 shares of the Stock.

FOUNDATION

Acting through its three directors, Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 851,354 shares of the Stock.

A. BASS

As one of three directors of Foundation, A. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 851,354 shares of the Stock.

KEYSTONE

Acting through its managing general partner, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 821,991 shares of the Stock.

KEYSTONE MGP

As the managing general partner of Keystone, Keystone MGP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 821,991 shares of the Stock.

CUSIP NO.  582411104               SCHEDULE 13D                   PAGE 17 of 34


KEYSTONE MANAGER

As the manager of Keystone MGP, which is the managing general partner of Keystone, Keystone Manager has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 821,991 shares of the Stock.

R. BASS

As one of three directors of Foundation, R. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 851,354 shares of the Stock.

S. HEATH

As the President and sole member of the manager of the managing general partner of Keystone, S. Heath has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 821,991 shares of the Stock.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein has the power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

(c) As set forth in Item 5(a), since the most recent filing on Schedule 13D, the Reporting Persons converted all of the shares of Preferred Stock beneficially owned by the Reporting Persons into the Issuer's common stock at a rate of 5.1975 shares of common stock per share of Preferred Stock as follows:

------------------------------------------------------------------------------------------------------------------------
REPORTING                                       NO. OF SHARES OF         NO. OF SHARES OF         CONVERSION RATE
  PERSON                     DATE                PREFERRED STOCK           COMMON STOCK          (no. of shares of
                                                    CONVERTED                RECEIVED          Common Stock per share
                                                                                                 of Preferred Stock)
------------------------------------------------------------------------------------------------------------------------
Alpine                      06/18/07                 210,000                  1,091,465                5.1975
Foundation                  06/18/07                  50,400                    261,954                5.1975
Keystone                    06/18/07                  49,500                    257,276                5.1975

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph
(a) has effected any transactions in the shares during the past 60 days.

CUSIP NO.  582411104               SCHEDULE 13D                   PAGE 18 of 34


(d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by such Reporting Person.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No material change.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 99.1 - Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.

Exhibit 4.6 - Standstill Agreement dated effective as of August 5, 1999, between the Reporting Persons and the Issuer, previously filed.

CUSIP NO.  582411104               SCHEDULE 13D                   PAGE 19 of 34


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 13, 2007

                                         ALPINE CAPITAL, L.P.
                                         By: Algenpar, Inc., its general partner


                                         By: /s/ Kevin G. Levy
                                             ----------------------------------
                                             Name:  Kevin G. Levy,
                                             Title: Vice President



                                         ALGENPAR, INC.


                                         By: /s/ Kevin G. Levy
                                             ----------------------------------
                                             Name:  Kevin G. Levy,
                                             Title: Vice President



                                         KEYSTONE GROUP, L.P.
                                         By:  Keystone MGP, LLC, its managing
                                              general partner
                                         By:  Keystone Manager, LLC, its manager


                                         By: /s/ Kevin G. Levy
                                             ----------------------------------
                                             Name:  Kevin G. Levy,
                                             Title: Vice President

CUSIP NO.  582411104               SCHEDULE 13D                   PAGE 20 of 34



                                         KEYSTONE MGP, LLC
                                         By:  Keystone Manager, LLC, its manager


                                         By: /s/ Kevin G. Levy
                                             ----------------------------------
                                             Name:  Kevin G. Levy,
                                             Title: Vice President



                                         KEYSTONE MANAGER, LLC


                                         By: /s/ Kevin G. Levy
                                             ----------------------------------
                                             Name:  Kevin G. Levy,
                                             Title: Vice President



                                         /s/ Stratton R. Heath III
                                         ---------------------------------------
                                         Stratton R. Heath III

CUSIP NO.  582411104               SCHEDULE 13D                   PAGE 21 of 34




                                         /s/ Kevin G. Levy
                                         --------------------------------
                                                  Kevin G. Levy

                                         Attorney-in-Fact for:

                          THE ANNE T. AND ROBERT M. BASS FOUNDATION (1) ANNE T. BASS (2)
                          ROBERT M. BASS (3)
                          J. TAYLOR CRANDALL (4)


(1) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of The Anne T. and Robert M. Bass Foundation previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

(4)  A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of
     J. Taylor Crandall previously has been filed with the Securities and Exchange Commission.

CUSIP NO.  582411104               SCHEDULE 13D                   PAGE 22 of 34


                                  EXHIBIT INDEX


EXHIBIT         DESCRIPTION
-------         -----------

  99.1          Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.

  4.6 Standstill Agreement dated effective as of August 5, 1999, between the Reporting Persons and the Issuer, previously filed.

CUSIP NO.  582411104               SCHEDULE 13D                   PAGE 23 of 34


                                                                   EXHIBIT 99.1


                             JOINT FILING AGREEMENT

        Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

DATED: August 13, 2007

                                         ALPINE CAPITAL, L.P.
                                         By: Algenpar, Inc., its general partner


                                         By: /s/ Kevin G. Levy
                                             ----------------------------------
                                             Name:  Kevin G. Levy,
                                             Title: Vice President


                                         ALGENPAR, INC.


                                         By: /s/ Kevin G. Levy
                                             ----------------------------------
                                             Name:  Kevin G. Levy,
                                             Title: Vice President


                                         KEYSTONE GROUP, L.P.
                                         By:  Keystone MGP, LLC, its managing
                                              general partner
                                         By:  Keystone Manager, LLC, its manager


                                         By: /s/ Kevin G. Levy
                                             ----------------------------------
                                             Name:  Kevin G. Levy,
                                             Title: Vice President

CUSIP NO.  582411104               SCHEDULE 13D                   PAGE 24 of 34



                                         KEYSTONE MGP, LLC
                                         By:  Keystone Manager, LLC, its manager


                                         By: /s/ Kevin G. Levy
                                             ----------------------------------
                                             Name:  Kevin G. Levy,
                                             Title: Vice President



                                         KEYSTONE MANAGER, LLC


                                         By: /s/ Kevin G. Levy
                                             ----------------------------------
                                             Name:  Kevin G. Levy,
                                             Title: Vice President



                                         /s/ Stratton R. Heath III
                                         ---------------------------------------
                                         Stratton R. Heath III

CUSIP NO.  582411104               SCHEDULE 13D                   PAGE 25 of 34




                                         /s/ Kevin G. Levy
                                         --------------------------------
                                                  Kevin G. Levy

                                         Attorney-in-Fact for:

                          THE ANNE T. AND ROBERT M. BASS FOUNDATION (1) ANNE T. BASS (2)
                          ROBERT M. BASS (3)
                          J. TAYLOR CRANDALL (4)


(1) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of The Anne T. and Robert M. Bass Foundation previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

(4)  A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of
     J. Taylor Crandall previously has been filed with the Securities and Exchange Commission.